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                               March 5, 2021

       Amir Schlachet
       Chief Executive Officer
       Global-E Online Ltd.
       25 Basel Street
       Petah Tikva 4951038, Israel

                                                        Re: Global-E Online
Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted February
19, 2021
                                                            CIK No. 0001835963

       Dear Mr. Schlachet:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Consolidated Statement of Operations, page F-4

   1. Please revise to disclose the amount of income or loss available to common stockholders on the face of the
statement of operations because it is materially different (i.e., more than
                                                        10% different) from
reported net income or loss. We refer you to ASC 220-10-S99-5.
       Notes to Consolidated Financial Statements
       Note 5. Convertible Preferred Shares, Shareholders' Deficit and Equity Incentive Plan
       (b) Share options plans, page F-21

   2. Please clarify why the average weighted exercise price as of December 31, 2020 is significantly higher
than the amounts presented in the periods presented. In addition,
 Amir Schlachet
Global-E Online Ltd.
March 5, 2021
Page 2
         please provide a summary of options granted for the six months preceding the filing of this amended draft registration statement. Please provide the date and amount of each option grant along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.
(c) Convertible Preferred shares, page F-23

3. Please clarify the impact of the adjustment to the conversion rate to your preferred stock into shares of ordinary stock. That is, tell us whether the conversion can result in the issuance of more ordinary shares than the amounts presented in the table on page F-25, such as if the number of shares can change based on the price of the QIPO. If so, please describe how you will account for this conversion.
Note 10. Net Earnings (Loss) Per Share Attributable to Ordinary Shareholders, page F-29

4. Please revise to provide a reconciliation of basic to diluted weighted-average shares used in computing net profit (loss) per share attributable to Ordinary shareholders. Refer to
         ASC 260-10-55-52. In addition, please ensure that the dividend and participation rights for your convertible preferred share are clearly disclosed. That is, your footnote 5(c) -
          Convertible Preferred Shares should clearly disclose such rights. Your disclosure should also properly present the two-class method calculating earnings per share as outlined in
         ASC 260-10-45-60B.
Note 12. Fair Value Measurements, page F-30
FirstName LastNameAmir Schlachet
5. In light of potential different risks, tell us your consideration of separately presenting
Comapany    NameGlobal-E
       Government            Online Ltd.
                     and Corporate   debentures in your Fair Value Measurements
table. Refer to
March ASC    820-10-50-1A.
       5, 2021  Page 2
FirstName LastName
 Amir Schlachet
FirstName  LastNameAmir Schlachet
Global-E Online  Ltd.
Comapany
March      NameGlobal-E Online Ltd.
       5, 2021
March3 5, 2021 Page 3
Page
FirstName LastName
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Josh Kiernan